UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LECG Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

523234 10 2

(CUSIP Number)

Marvin A. Tenenbaum

General Counsel & Secretary

LECG, LLC

33 West Monroe Street, Suite 1850

Chicago, IL 60603

and

Carol Kerr

Folger, Levin & Kahn LLP

1900 Avenue of the Stars, Suite 2800

Los Angeles, CA 90067

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523234 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David P. Kaplan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,148,044

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,148,044

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,148,044

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends that certain Schedule 13D filed by the Reporting Person with the SEC on December 22, 2003 (Commission file no. 005-79357) (the “Original Schedule”).  This Amendment relates to shares of Common Stock, par value $0.001 per share (the “Shares”), of LECG Corporation, a Delaware corporation (the “Issuer”).  The principal executive office and mailing address of the Issuer is: 2000 Powell Street, Emeryville, California 94608.

Item 2.	Identity and Background
(a) This Amendment is being filed on behalf of David P. Kaplan, a natural person.
(b) Mr. Kaplan’s principal business address is 1725 Eye Street, NW, Suite 800, Washington, DC 20006.

(c)           The present principal occupation of Mr. Kaplan is that of President of the Issuer.  Mr. Kaplan is also employed by LECG, LLC, a subsidiary of the Issuer, to provide expert consulting services to clients of LECG, LLC.  The Issuer’s principal business address is listed in Item 1 above.

(d) During the last five (5) years, Mr. Kaplan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five (5) years, Mr. Kaplan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in any judgment, decree or final order to which Mr. Kaplan is subject enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Kaplan is a United States citizen.
Item 3.	Source and Amount of Funds or Other Consideration
Not applicable. This Amendment reports the disposition of Shares by Mr. Kaplan, not the purchase of Shares.
Item 4.	Purpose of Transaction

On December 10, 2004, Mr. Kaplan sold 250,000 Shares (the “Sale”) as a selling shareholder in the Issuer’s secondary offering conducted pursuant to that certain Registration Statement on Form S-1, filed with the SEC November 10, 2004, as amended by that certain Amendment No. 1 to Form S-1 filed with the SEC on December 2, 2004 and by that certain Amendment No. 2 to Form S-1 filed with the SEC on December 9, 2004 (Commission File Number 333-120342), and as modified by that certain Rule 462(b) Registration Statement on Form S-1 filed with the SEC December 10, 2004 (Commission File Number 333-121134) (the “Registration Statement”), and that certain Rule 424(b)(4) Prospectus filed with the SEC on December 13, 2004 (Commission File Number 333-120342) (the “Prospectus”).

The remaining Shares owned by Mr. Kaplan after giving effect to the Sale are owned for investment purposes.  Mr. Kaplan may, from time to time, depending upon market conditions and other factors deemed relevant by Mr. Kaplan, acquire additional Shares.  Mr. Kaplan reserves the right to, and may in the future choose to, change his purpose with respect to the investment and take such actions as he may deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction, by distribution or by gift, all or a portion of the Shares which Mr. Kaplan now owns or may hereafter acquire.  For example, Mr. Kaplan sold 4,500 Shares on November 16, 2004, as reported on Form 4 filed with the SEC November 17, 2004 (Commission File Number 000-50464) pursuant to a 10b5-1 trading plan that has since been terminated.  Mr. Kaplan may sell additional Shares beneficially owned by him in the future pursuant to similar trading plans that Mr. Kaplan may adopt.

Mr. Kaplan does not have any plans or proposals which relate to or result in:

(a)           the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except (i) as Mr. Kaplan may participate in additional sales of up to 225,625 Shares beneficially owned by him pursuant to the Registration Statement and Prospectus in the event the underwriter exercises its over-allotment option, and (ii) as may be permitted pursuant to any future 10b5-1 trading plan that Mr. Kaplan may adopt;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material changes in the Issuer’s business or corporate structure;
(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this Amendment and after giving effect to the Sale, Mr. Kaplan beneficially owns an aggregate of 1,148,044 Shares, which represent 4.9% of the Issuer’s 22,689,134 outstanding Shares.  Of the 1,148,044 Shares which Mr. Kaplan beneficially owns, 596,094 Shares represent Shares which Mr. Kaplan does not currently own, but which Mr. Kaplan has a right to acquire pursuant to presently vested and exercisable options, or will have a right to acquire pursuant to options which will vest and become exercisable within sixty (60) days of the date hereof.

(b)           Mr. Kaplan has the sole power to vote, direct the vote, dispose, and direct the disposition of all 1,148,044 of the Shares of which Mr. Kaplan is the beneficial owner.  Mr. Kaplan does not share the power to vote, direct the vote, dispose, or direct the disposition of any of the 1,148,044 Shares of which Mr. Kaplan is the beneficial owner.

(c)           On December 10, 2004, Mr. Kaplan sold 250,000 Shares (the “Sale”) as a selling shareholder in the Issuer’s secondary offering conducted pursuant to the Registration Statement and the Prospectus (each as defined in Item 4 above).  Other than (i) the Sale described in this Item 5(c) and (ii) the sale of 4,500 Shares by Mr. Kaplan on November 16, 2004, as reported on Form 4 filed with the SEC November 17, 2004 (Commission File Number 000-50464), Mr. Kaplan has not effected any transactions in the class of securities described herein during the past sixty (60) days.

(d)           No other person is known by Mr. Kaplan to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by Mr. Kaplan.

(e)           As of December 10, 2004, the effective date of the Sale described in Item 5(c), and after giving effect to the Sale, Mr. Kaplan ceased to be the beneficial owner of more than 5% of the class of securities described herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Unless otherwise noted herein, the contracts, arrangements, understandings or relationships with respect to securities of the Issuer described in the Original Schedule remain in effect as of the date of this Amendment and are incorporated herein by reference.

The lock-up period under the Lock-up Letter Agreement described in Item 6 to the Original Schedule (and attached thereto as Exhibit 2) has expired as of the date of this Amendment.

The presently vested and exercisable options entitling Mr. Kaplan to acquire 596,094 Shares were granted to Mr. Kaplan pursuant to (a) the 2000 Incentive Plan (described in Item 6 to the Original Schedule and attached thereto as Exhibit 5) and the various option grants issued thereunder, and (b) the 2003 Stock Option Plan (incorporated herein by reference to Exhibit 9) and the various option grants issued thereunder.  A copy of each applicable option grant issued to Mr. Kaplan under the plan referenced in (a) above is available at Exhibit 6, Exhibit 7 and Exhibit 8 to the Original Schedule.  A copy of each applicable option grant issued to Mr. Kaplan under the plan referenced in (b) above is incorporated herein by reference to Exhibit 10 hereto.

Item 7.	Material to Be Filed as Exhibits
The Exhibit Index filed herewith is incorporated herein by this reference.

[remainder of page left blank; signatures appear on the following page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2004
Date
/s/ David P. Kaplan
Signature
David P. Kaplan
Name/Title

Exhibit Index

Exhibit 1. Buy Sell Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated September 29, 2000, incorporated by reference to Exhibit 10.19 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on August 25, 2003 (Commission File Number 333-108189).

Exhibit 2. Lock-up Letter Agreement from David Kaplan to the representatives of the several underwriters of the Issuer’s Initial Public Offering, dated August 8, 2003, incorporated by reference to Exhibit 2 to the Original Schedule, filed with the SEC on December 22, 2003 (Commission File Number 005-79357).

Exhibit 3. Registration Rights Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated September 29, 2000, incorporated by reference to Exhibit 10.18 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on August 25, 2003 (Commission File Number 333-108189).

Exhibit 4. Form of Plan of Reorganization, incorporated by reference to Exhibit 10.46 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on November 7, 2003 (Commission File Number 333-108189).

Exhibit 5. 2000 Incentive Plan, incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on November 7, 2003 (Commission File Number 333-108189).

Exhibit 6. Option Grant to David Kaplan issued pursuant to that certain 2000 Incentive Plan, dated September 29, 2000, incorporated by reference to Exhibit 6 to the Original Schedule, filed with the SEC on December 22, 2003 (Commission File Number 005-79357).

Exhibit 7. Option Grant to David Kaplan issued pursuant to that certain 2000 Incentive Plan, dated September 29, 2001, incorporated by reference to Exhibit 7 to the Original Schedule, filed with the SEC on December 22, 2003 (Commission File Number 005-79357).

Exhibit 8. Option Grant to David Kaplan issued pursuant to that certain 2000 Incentive Plan, dated October 30, 2001, incorporated by reference to Exhibit 8 to the Original Schedule, filed with the SEC on December 22, 2003 (Commission File Number 005-79357).

Exhibit 9.  2003 Stock Option Plan, incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on October 1, 2003 (Commission File Number 333-108189).

Exhibit 10.  Option Grant to David Kaplan issued pursuant to that certain 2003 Stock Option Plan, dated May 7, 2004 (filed herewith).